

PASSION





LaBarge inc

2008 ANNUAL REPORT

for the fiscal year ended June 29, 2008

LaBarge, Inc. is a broad-based provider of electronics to technology driven companies in diverse markets. The company provides its customers with sophisticated electronic and electromechanical products through contract design and manufacturing services. Headquartered in St. Louis, LaBarge has operations in Arkansas, Missouri, Oklahoma, Pennsylvania and Texas.


279.5
04
05
06
07
08
Net Sales


.92
08
Net Earnings Per Diluted Share


221.3
08
Year-End Backlog


91.5
04
05
06
07
08
Stockholders' Equity


15.6
04
05
06
07
08
Total Debt

Statements contained herein relating to LaBarge, Inc., which are not historical facts, are forward-looking statements within the meaning of the federal securities laws. Forward-looking statements involve risks and uncertainties. Future events and the company's actual results could differ materially from those contemplated by those forward-looking statements. For a summary of important factors that could cause the company's actual results to differ materially from those projected in, or inferred by, the forward-looking statements, see page 20 of this annual report.

Contents

Fiscal 2008 Financial Highlights

NET SALES: **Up 19%**

Net sales of $279.5 million set a new company record and marked LaBarge's fifth consecutive year of sales growth.

NET EARNINGS: **Up 31%**

Higher sales volume drove net earnings to a record level, generating diluted EPS of $0.92, versus $0.71 one year earlier.

GROSS MARGIN: **Up 20 basis points**

Gross margin increased to 19.7 percent, the result of improved operating efficiencies and favorable product mix in fiscal 2008.

SG&A PERCENTAGE:
Down 60 basis points

SG&A expense declined to 10.6 percent of net sales from 11.2 percent in fiscal 2007.

DEBT-TO-EQUITY RATIO: **.17 to 1**

With total debt down 40 percent and stockholders' equity up 20 percent, the debt-to-equity ratio improved from .34 to 1 at the end of fiscal 2007.

CASH FLOW FROM OPERATIONS: **Up 51%**

Strong cash flow funded $4.8 million in additions to property, plant and equipment and $10.6 million in debt reduction.

BOOKINGS: **Up 16%**

New orders reached a record to near $300 million on strong demand, particularly from defense, natural resources and industrial customers.

BACKLOG: **Up 7%**

Despite record shipments during the year, backlog ended the year at $221.3 million, the ninth consecutive year-end backlog increase.



Craig LaBarge, Chief Executive Officer and President

To Our Stockholders and Employees:

Robust order flow, improved operating efficiencies and broad-based strength in the markets we serve contributed to an outstanding 2008 fiscal year for LaBarge, Inc. The company achieved record sales and earnings, capping off a five-year compound annual growth rate of 22 percent for sales and 35 percent for net earnings. Bookings of new orders during fiscal 2008 also set a company record, reflecting excellent execution of our sales and marketing strategy and validating the strength of our business niche. In addition, initiatives to advance operational excellence continued to produce results, including expanded capabilities, increased productivity and higher gross margins. We also made progress during the year in further strengthening the company's already sound balance sheet.

Despite today's uncertain economic environment, we began fiscal 2009 in a position of strength. The trend toward outsourcing production of high-complexity, high-rate-of-change electronics remains robust. Our pipeline of new opportunities across diverse market sectors remains healthy. We have the financial strength to make additional investments in our growing business. And our talented team of passionate employees has the skill and energy to drive the advancement of our company.

A Report on Our Year

LaBarge achieved excellent growth in sales and earnings during fiscal 2008 — generated entirely from internal operations. The company posted double-digit, year-over-year gains in net sales during every quarter, with

"Robust order flow, improved operating efficiencies and broad-based strength in the markets we serve contributed to an outstanding 2008 fiscal year for LaBarge, Inc. Record sales and earnings capped off a five-year compound annual growth rate of 22 percent for sales and 35 percent for net earnings."

fiscal 2008 full-year revenues growing 19 percent to a record $279.5 million, versus $235.2 million a year earlier. Fiscal 2008 quarterly net earnings generated year-over-year gains as well, with full-year net earnings climbing 31 percent to a record $14.8 million, or $0.92 per diluted share, compared with $11.3 million, or $0.71 per diluted share, in fiscal 2007.

Improved operating efficiencies and favorable product mix in fiscal 2008 expanded gross margin by 20 basis points to 19.7 percent, versus 19.5 percent in fiscal 2007. We expect gross margin will continue to improve to the 20-percent level in early fiscal 2009 as we reap further rewards from operational measures instituted to enhance overall productivity. We anticipate our sales mix will also benefit margins during fiscal 2009. These factors also should have a positive effect on operating income, which as a percentage of sales increased by 80 basis points to 9.1 percent in fiscal 2008 from 8.3 percent the previous year. (We define operating margin as net sales less cost of sales and selling, general and administrative (SG&A) expense, divided by net sales.)

Despite significant growth in sales during the year, we did a very good job of containing SG&A expense. Full-year SG&A declined to 10.6 percent of sales, versus 11.2 percent in fiscal 2007. In actual dollars, SG&A rose 13 percent from the previous year, in contrast to the 19 percent increase in sales volume. The increase in SG&A expense in fiscal 2008 was primarily attributable to higher variable compensation and medical expenses.

Operating activities provided net cash of $18.0 million in fiscal 2008, compared with $12.0 million in fiscal 2007. In fiscal 2008, approximately $4.8 million of cash was used for additions to property, plant and equipment. Another $10.6 million was used to reduce debt. Total debt ended the year at $15.6 million, down 40 percent from $26.3 million at the end of fiscal 2007, and at the lowest level since 2003. Stockholders' equity at fiscal 2008 year-end increased to $91.5 million, up 20 percent from $76.4 million at the previous fiscal year-end, and up 155 percent from five years earlier. We expect strong cash flow from operations again in fiscal 2009. We expect to continue to reduce debt further until we find another suitable acquisition.

Our substantial growth in fiscal 2008 was generated by increased shipments to customers in virtually all of our market sectors, with defense, natural resources and industrial customers making the largest contributions.

The largest portion of fiscal 2008 net sales resulted from shipments on a variety of defense programs, which accounted for 38 percent of full-year sales, compared with 37 percent in fiscal 2007. Actual sales dollars from the defense market sector increased 23 percent in fiscal 2008, compared with the same period a year earlier.

Shipments to natural resources customers represented 23 percent of fiscal 2008 net sales, versus 24 percent in fiscal 2007. Actual sales dollars from this market sector were up 14 percent in fiscal 2008 versus a year earlier, primarily the result of higher sales to mining customers during fiscal 2008.

Shipments to industrial customers were 18 percent of fiscal 2008 net sales, compared with 16 percent in fiscal 2007. Actual sales dollars from the industrial market sector were up 38 percent in fiscal 2008 versus



(left to right):
Teresa Huber, Vice President, Operations; Rick Parmley, Vice President, Sales and Marketing;
Craig LaBarge, Chief Executive Officer and President; Randy Buschling, Chief Operating Officer;
Don Nonnenkamp, Chief Financial Officer; Bill Bitner, Vice President, Operations

a year earlier. The growth was largely derived from a 2006 multiyear agreement with O-I (Owens-Illinois, Inc.) that expanded LaBarge's role in sourcing and producing electromechanical and mechanical equipment for O-I's glass container manufacturing systems. Production is now at its anticipated run rate after ramping up during fiscal 2008.

Shipments to commercial aerospace customers were 7 percent of fiscal 2008 revenues, compared with 8 percent in fiscal 2007. Fiscal 2008 sales from the commercial aerospace market sector were up 15 percent from the year-ago period, largely due to increased shipments on the Eclipse 500 very light jet program. We anticipate fiscal 2009 commercial aerospace sales will be down from fiscal 2008 levels due to production delays on the Eclipse program that are discussed in more detail later in this letter.

Shipments to medical customers represented 7 percent of fiscal 2008 sales, versus 3 percent in fiscal 2007. Actual sales dollars from the medical market sector more than doubled in fiscal 2008 versus a year earlier due to increased sales to various new and existing medical customers.

A Robust Pipeline of Opportunities

Bookings of new orders reached $300 million in fiscal 2008, up about 16 percent from the previous year. Even after a record level of shipments during the year, this robust level of new orders resulted in a healthy year-end backlog of $221.3 million, up 7 percent from the previous year-end and the ninth consecutive year that we have achieved year-end backlog increases. These

FISCAL 2008 NET SALES BY MARKET



- Defense 38%
- Commercial Aerospace 8%
- Government Systems 4%
- Natural Resources 23%
- Industrial 18%
- Medical 7%
- Other 2%

achievements continue to validate our niche approach to the electronics manufacturing services (EMS) business and reflect excellent execution of our sales and marketing strategy.

As with fiscal 2008 sales, the largest contributions to bookings during the year came from customers in the defense, natural resources and industrial market sectors.

Bookings from defense customers increased 66 percent in fiscal 2008 versus fiscal 2007, comprising new or follow-on business on a wide variety of military programs. Opportunities in the defense market sector remain strong and we expect that to continue in fiscal 2009.

In the natural resources market sector, fiscal 2008 bookings were down 16 percent from the previous fiscal year, principally due to slower orders from a large mining customer that was rebalancing its inventory late in the fiscal year. We believe orders from customers in the natural resources sector will be strong in fiscal 2009.

Bookings from customers in the industrial market sector rose 27 percent in fiscal 2008, compared with fiscal 2007. The higher level of industrial bookings and resultant sales during the year related to equipment used in O-I's glass container manufacturing systems. In addition to our current business in this market sector, we are continuing to pursue new opportunities that, if successful, would begin to further diversify our portfolio of industrial business.

In the commercial aerospace market sector, fiscal 2008 bookings were down 73 percent from the previous fiscal year due to delayed orders on the new Eclipse 500 very light jet for which LaBarge provides a variety of cable assemblies and wiring harnesses. Eclipse Aviation has experienced numerous production delays on the aircraft and announced in late summer that it would slow production while implementing an operational excellence plan to improve productivity. Indications from Eclipse are that these delays are temporary and that its need for product will begin again in

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

Among LaBarge, Inc., AMEX Composite Index, Russell 2000 Index and a Peer Group



$500
$400
$300
$200
$100
$0
6/03
6/04
6/05
6/06
6/07
6/08
◆ LaBarge, Inc.
△ AMEX Composite
○ Russell 2000
□ Peer Group

This graph compares the cumulative total stockholder return (stock price appreciation plus dividends) on LaBarge, Inc. Common Stock with that of the American Stock Exchange market value and a peer group for the period indicated. In anticipation of the American Stock Exchange's merger with the New York Stock Exchange, total return information for the Russell 2000® Index is also included.

The graph assumes $100 invested on June 30, 2003 in stock or index, including reinvestment of dividends, and a fiscal year ended June 30.

The peer group is comprised of KeyTronic Corporation, SigmaTron International, Inc., Sparton Corporation, Sypris Solutions, Inc., and Three-Five Systems, Inc.

early calendar 2009, although that is dependent upon Eclipse's ability to obtain additional financing. We continue to believe that Eclipse's business is very promising and that once its production ramps up again, our production on the program will as well.

Fiscal 2008 bookings to medical customers were more than double that of a year earlier due to our ongoing efforts to develop new and existing customers in the medical equipment market. We are optimistic about the prospects in the medical market sector and anticipate that our business there will grow in relation to our ability to develop more long-term customers.

Outlook

During fiscal 2008, LaBarge built on its record of profitable growth. We continued to develop a strong pipeline of future opportunities in the markets we serve and made significant progress in our initiatives to improve productivity, achieve operational excellence and enhance our competitive position. It is impossible to know how the current uncertainty in the economic environment will play out. However, the strength of our organization, a healthy pipeline of opportunities and our diverse mix of business continue to give us confidence in the positive prospects for LaBarge.

To our stockholders, please accept my thanks and that of the entire management team for your continued interest in and support of LaBarge. And to our employees, thank you for your efforts in making fiscal 2008 an outstanding year for our company.

Craig E. LaBarge
Chief Executive Officer and President

August 28, 2008

PASSION PROGRESS PERFORMANCE

LaBarge, Inc. is a niche participant in the large and diverse electronics manufacturing services (EMS) industry, serving as a manufacturing partner to original equipment manufacturers (OEMs) who are leaders in diverse market sectors. Within the EMS industry, LaBarge is successful at differentiating itself through its focused niche: low-to-medium volume production of high-complexity, high-reliability electronic products and systems. Among EMS providers its size, LaBarge is unique for its broad-based, specialized capabilities and full-service approach.

This focused niche defines our business strategy. A commitment to continued progress, the pursuit of world-class performance and our goal to achieve outstanding returns for shareholders drive our success.

Capitalizing on Our Niche

The EMS industry is very large — estimated to generate $180 billion in worldwide annual revenue. The contract manufacturers that comprise the industry range from small job shops to huge, highly automated factories. The complexity of the end product varies widely, as well — everything from simple assemblies to very high-tech electronic equipment. Some products are designed for consumer use, while others are intended for military, industrial or other commercial applications. Production runs can range from very low volume — literally, one or two of an item — to very high volumes — hundreds of thousands or even millions of pieces.

Inside this large and multifaceted industry, LaBarge stands apart for its full-service approach and its focus on rugged, high-reliability products and systems. The electronic and electromechanical equipment we manufacture must work the first time and every time, typically in demanding environments. Our capabilities range from complex wiring harnesses and interconnect systems to printed circuit card assemblies to higher-level electronic and electromechanical systems. We also have extensive capabilities integrating components and subsystems into complete electronic systems. An important differentiator for LaBarge is the package of value-added services that support our manufacturing capabilities. Services such as design and engineering support, program management and testing set us apart from many contract manufacturers.

The work we do at LaBarge bears very little resemblance to the low-cost offshore manufacturing often associated with contract manufacturing and outsourcing. We currently do all of our manufacturing in the United States because the high complexity and frequency of change typical in what we manufacture are better suited to close proximity with our customers.

The trend toward outsourcing of complex, low-volume, high-reliability electronics like those we produce is in its early stages, unlike the more mature practice of outsourcing production of consumer-oriented products like personal computers and cell phones. We believe LaBarge is well positioned within its niche, providing us with continued strong growth opportunities.



(ABOVE) LaBarge operators use computer-assisted test technology to increase speed and accuracy when inspecting cables and wiring harnesses, including those it makes for the Joint Standoff Weapon. JSOW is a revolutionary glide weapon that uses global positioning satellite information to find its target.

(BELOW) During fiscal 2008, LaBarge won a place on the team developing MALD, a new air-launched programmable decoy that accurately duplicates the combat flight profiles and signatures of U.S. and allied aircraft. MALD also can neutralize or destroy threatening air defense systems.

PASSION





Our very focused niche differentiates LaBarge within the large and diverse EMS industry.

High complexity – We specialize in producing high-quality electronic and electromechanical assemblies and systems that must work the first time and every time, typically in demanding environments.

High rate of change – It's not unusual for the electronic assemblies we make to undergo numerous engineering changes before and during the production process.

Low production volumes – production runs typically range from the single digits to hundreds of units, reflecting the very specialized end uses for which we manufacture.

(RIGHT) Among the most specialized cables LaBarge produces for the Tomahawk cruise missile program are the launch, or umbilical, cables. Umbilical cables connect the missile to the ship or submarine and signal the missile to fire.

(BELOW LEFT) The Tactical Tomahawk is the Navy's combat proven "weapon of choice" for critical long-range, precision strike missions against high-value, heavily defended targets that characterize the global war on terror.

(BELOW RIGHT) LaBarge operators build several different wiring harnesses for the Tomahawk program ensuring they are ruggedized to withstand severe vibration and other harsh environmental conditions. High-reliability production is imperative since the hallmark of a cruise missile is accuracy.









A key component of LaBarge's growth strategy is to secure more and larger pieces of business from existing customers. Record bookings and year-end backlog in fiscal 2008 underscore our success at this effort.

Eight of our 12 largest customers in fiscal 2008 have been customers for at least 10 years, and all are leaders in their respective industries. We believe the strongly established relationships that define our blue-chip customer base will continue to yield excellent new opportunities for LaBarge. Two examples from the defense market sector are Raytheon's MALD missile program and Northrop Grumman's GATOR radar — both new defense programs on which LaBarge won a place during fiscal 2008.

(RIGHT) LaBarge manufactures more than 80 different high-reliability wiring harnesses for the Atlas V rocket, which is used to launch commercial and government payloads. Since their debut in 2002, Atlas V vehicles have achieved 100 percent mission success in launches.

(BELOW) LaBarge builds fiber optic backplane assemblies for the stealth F-22 Raptor. During fiscal 2008, the company received a $13.9 million contract to continue production on the assemblies, which are used in the aircraft's sophisticated common integrated processor.



PROGRESS





(ABOVE) During fiscal 2008, LaBarge received a $6.3 million contract to continue manufacturing complex wiring harnesses for the Atlas V launch vehicle. LaBarge-built wiring harnesses have been used in the Atlas family of launch vehicles since 1992.

(BELOW) LaBarge won a $12 million contact in fiscal 2008 to provide electronic subsystems for the MESA advanced airborne radar system. The lightweight radar, which is mounted atop the fuselage of Boeing 737-700 series aircraft, has a 360-degree electronic scan that can simultaneously track air and sea targets.



Fueling Future Growth

LaBarge has a focused, two-pronged growth strategy to achieve sustainable, long-term growth. The first component is to drive continuous internal growth by winning increasingly larger pieces of compatible business. Our proven sales and marketing approach concentrates resources on identifying new opportunities with existing customers, as well as targeting new customers with significant business to outsource. One measure of our success is bookings of new business, which set a company record in fiscal 2008 at approximately $300 million.

The second component of our growth strategy is to supplement internal growth with strategic acquisitions. Specifically, we are actively looking for well-run companies that do business within our niche, and that will bring with them new or expanded customer relationships. We are optimistic that our disciplined efforts combined with an increasing number of potential candidates will yield new high-quality acquisition opportunities in the coming year.

Targeting Customers in Diverse Markets

Developing a diverse universe of customers is an important part of LaBarge's strategy. This diverse market approach provides balance and increased stability, helping to insulate the company from downturns in any single industry. Our revenues come from customers who do business in a variety of industries. What they have in common is their need for a full-service manufacturing partner who can meet their complex production requirements and technical support needs.

In fiscal 2008, 87 percent of LaBarge's net sales came from customers in the defense, natural resources, industrial and medical market sectors.

Defense

The defense market sector maintained its importance to LaBarge in fiscal 2008 — not only because defense revenues constituted 38 percent of fiscal 2008 total net sales, but also because of the future growth opportunities it provides. Fiscal 2008 orders from defense customers climbed 66 percent from the previous year. Some of LaBarge's longest standing relationships are in the defense sector where the company's reputation for producing high-reliability electronics has earned it preferred supplier status with many prime contractors and a place supporting all classes of military programs. We expect the current momentum in the defense sector to sustain strong order and shipment activity during fiscal 2009.

During fiscal 2008, LaBarge's reputation and performance won the company a place on new defense programs, including MALD (Miniature Air Launched Decoy) with Raytheon Missile Systems and G/ATOR (Ground/Air Task Oriented Radar) with Northrop Grumman Corp. MALD is a low-cost, air-launched programmable missile that accurately duplicates the combat flight profiles and signatures of U.S. and allied aircraft. In addition to protecting valuable aircraft, MALD can neutralize or destroy air defense systems that pose a threat to U.S. and allied pilots. MALD successfully completed seamless verification team flight testing in January 2008, setting the stage for the program to enter low-rate initial production. During fiscal 2008, LaBarge was awarded a multiyear agreement with Raytheon Missile Systems to provide complex wiring harnesses for the MALD program. We anticipate the full value of the award will be approximately $9.7 million through September 2011, with low-rate initial production beginning in fiscal 2009 and full-rate production scheduled to begin in the fall of 2010.

Also, during fiscal 2008, Northrop Grumman selected LaBarge to be part of the team developing the new G/ATOR system. This new radar system is designed to provide the Marines Corps with enhanced capabilities to detect, track, and provide target quality data to engage hostile aircraft, cruise missiles, unmanned air vehicles, rockets, mortars and artillery. In June 2008, the Marine Corps gave approval for G/ATOR to proceed to the critical design stage, the last major stage before production begins. LaBarge was awarded an initial $1.1 million contract to provide electronic assemblies to be used during the design verification process. We anticipate additional orders on the G/ATOR program as development and, ultimately, full-rate production begin.

We also continued our involvement with several key military programs during fiscal 2008, including the Tactical Tomahawk cruise missile, JSOW (Joint Standoff Weapon), MESA (Multi-Role Electronically Scanned Array) radar and F-22 Raptor, among others.

The Tactical Tomahawk cruise missile is the Navy's combat proven weapon of choice for critical long-range, precision strike missions against high-value, heavily defended and politically sensitive targets that characterize the global war on terror. During fiscal 2008, LaBarge was awarded a $9.2 million contract to continue providing Raytheon Missile Systems with complex cables and electronic assemblies for the missile system through early 2009. We have worked on the Tactical Tomahawk program since fiscal 2006 and anticipate receiving additional orders to continue our involvement.

During fiscal 2008, we also provided high-reliability cables and wiring harnesses for the JSOW program, a family of cost-effective, highly lethal weapons that can engage a wide spectrum of targets over a range of threat environments. The new generation glide weapon uses global positioning satellite information to find its target. LaBarge began working on the JSOW program in 2005 after winning a multiyear agreement with Raytheon that continues production on JSOW at LaBarge through 2012.

Northrop Grumman awarded LaBarge a $12 million contract during fiscal 2008 to provide electronic subsystems for the MESA radar system through mid-2009. MESA is an advanced airborne surveillance radar system used in military aircraft with airborne early warning and control platforms. Currently flying in the next-generation 737-700 series aircraft produced by The Boeing Company, the lightweight radar has a long detection range with a 360-degree electronic scan that can simultaneously track air and sea targets. LaBarge has been a member of the MESA production team since 2002 and we anticipate follow-on orders.

Also during fiscal 2008, LaBarge won a contract valued at $13.9 million from Raytheon Space and Airborne Systems for continued production of fiber optic backplane assemblies for the stealth F-22 Raptor. The F-22 is widely regarded as the most advanced fighter in the world, designed to establish air dominance at the onset of a conflict. The aircraft is built to penetrate enemy airspace undetected and achieve a first-look, first-kill capability against multiple targets. LaBarge has manufactured the backplane assemblies for the F-22's integrated processor since 2002.


Control

(ABOVE) Investments in new state-of-the-art manufacturing equipment, like this automated potting machine, are helping LaBarge enhance quality, increase efficiencies and reduce waste in the production of high-reliability electronic assemblies.

(BELOW) LaBarge manufactures a variety of ruggedized downhole tools and other capital equipment used in the production and production enhancement areas of our oil-and-gas customers' businesses.





In an industry characterized by erratic performance, single-digit profit margins and low cost, offshore manufacturing, LaBarge, Inc. stands apart.

- Fiscal 2008's record results capped off a five-year compound annual growth rate of 22 percent for sales and 35 percent for net earnings.
- Full-year gross margins have ranged between 19.5 percent and 23.1 percent over the last five years, by far the best in the EMS industry.
- We do all of our manufacturing in the United States to be in sync with the high complexity and frequency of change typical in the electronic products and systems our customers require.

(RIGHT) This communications hub, built completely by LaBarge, receives and transmits critical data to Modular Mining's system users. The hub is watertight and sealed to protect against environmental hazards like dust, moisture, and extreme heat and cold.

(BELOW LEFT) LaBarge assembles turnkey kits for Modular Mining that are customized for individual mine configurations. Each mine site receives every item it needs for on-site installation right out of the container, getting the mine operation up and running more quickly.

(BELOW RIGHT) LaBarge is the exclusive manufacturer of all of Modular Mining's printed circuit cards, box-level assemblies and electronic systems. The equipment is made to be tough enough to work reliably in the most adverse conditions.









LaBarge's healthy financial condition and cash flow provide the means to make continued investments in the business. During fiscal 2008, we invested $4.8 million in capital equipment and facility upgrades, including new highly adaptable, state-of-the-art manufacturing equipment that has expanded our production capabilities and increased throughput. An additional $9 million in facility and equipment upgrades are planned for fiscal 2009.

Going hand-in-hand with capital investment is our development of LaBarge's valued human assets. One example is our plan to expand our sales and marketing and program management staffs to help identify and manage new business opportunities more effectively.

(RIGHT) LaBarge-built printed circuit board assemblies perform critical functions in medical equipment where performance, reliability and accuracy are crucial. This complex board is the brain behind a medical surgical system.

(BELOW) During fiscal 2008, LaBarge invested $4.8 million in facility upgrades and capital equipment, including this high-speed surface mount technology line. The improvements are expanding capacity and sharpening our competitive edge.



PERFORMANCE





(ABOVE) LaBarge manufactures high-reliability printed circuit boards and electronic assemblies for a new high-performance medical system that allows ophthalmologists to perform micro incision cataract surgery.

(BOTTOM) LaBarge assembles this tiny lamp and lens into a solid-state headlight that physicians and veterinarians can use to provide bright, white shadow-free light during patient procedures.



Natural Resources

In the natural resources market sector, LaBarge manufactures a variety of electronic and electromechanical assemblies used as capital equipment by customers in the oil-and-gas and mining industries. Following strong customer demand and excellent sales and bookings growth from this sector in fiscal 2007, natural resources sales again increased in fiscal 2008, rising 14 percent from the previous year primarily on higher sales to mining customers. Full-year bookings from this sector were down 16 percent in fiscal 2008 versus fiscal 2007, principally due to slower orders from one mining customer that was rebalancing its inventory late in the fiscal year. All indications are that new order activity from natural resources customers will rebound in fiscal 2009.

The electronic equipment that LaBarge makes for its natural resources customers has to be tough in order to work reliably in the most adverse conditions, including extreme temperatures, vibration and moisture. For example, LaBarge provides a variety of downhole tools and other capital equipment for the oil-and-gas industry, largely for Schlumberger, Ltd., the world's leading oilfield services company. These ruggedized electronic assemblies are used primarily for oil-and-gas production and production enhancement. We also outfit large field-service trucks with the technological tools field engineers need to conduct operations and monitor well activity.

In the mining sector, LaBarge provides turnkey manufacturing services to leaders such as Modular Mining Systems and Joy Mining Machinery. LaBarge-built printed circuit cards, box-level assemblies and electronic systems are used in surface and underground mining applications worldwide. Modular Mining is our largest mining customer and, since 2001, we have been the exclusive manufacturer of electronic hardware for the company's state-of-the-art mine management systems. After manufacturing the hardware, LaBarge assembles turnkey kits customized for individual mine configurations. Each mine site receives every item needed for on-site installation right out of the container, allowing the mining operation to be up and running quickly.

Industrial

The industrial market sector continued to be an important contributor to LaBarge's growth in fiscal 2008, generating a 38 percent increase in sales from the previous year. Bookings to customers in this market sector also were up in fiscal 2008, increasing 27 percent from the year before. LaBarge-built electronic and electromechanical assemblies support critical functions in diverse industrial applications, including automated glass container production and inspection, hazardous gas monitoring, scientific instrumentation, and specialized tools used in the fabrication of integrated circuits.

The largest portion of LaBarge's industrial revenue comes from the thousands of electronic, electromechanical and mechanical assemblies we provide to O-I (Owens-Illinois, Inc.) for its glass container manufacturing systems. LaBarge provides much of the equipment that O-I uses to produce and inspect glass containers at its 80-plus manufacturing plants located on five continents. The growth in fiscal 2008 sales and bookings versus fiscal 2007 levels was largely derived from a 2006 multiyear agreement with O-I that expanded LaBarge's role in sourcing and producing equipment. Production on the new work began in late fiscal 2007 and ramped up to its anticipated run rate during fiscal 2008.

Although we do not currently expect fiscal 2009 industrial sector growth to replicate that of fiscal 2008, we are working on several new opportunities in the sector that could have a positive impact in fiscal 2009 and beyond.

Medical

An important success story for LaBarge is the growth we are achieving in the medical market sector. In fiscal 2008, shipments to medical customers grew 162 percent and bookings more than doubled from the previous year's levels. There is no concentration with any single customer, but rather we are having success at developing new relationships with several companies.

LaBarge has manufactured cables and electronic assemblies for a small number of medical applications for many years. Our recent growth in the medical equipment market is the result of our focused effort in the last few years to develop new customers in this area. As in the other market sectors we serve, we are targeting companies that have complex electronic equipment that can be outsourced and can benefit from LaBarge's broad-based manufacturing capabilities and full-service approach.

We are taking a selective approach to new business development in the medical market sector. We are optimistic about the prospects in this sector and anticipate that our business there will grow in relation to our ability to develop more long-term customers.

The Excellence Imperative

We believe that continuous improvement is the foundation of LaBarge's future growth. As we become larger, our systems, processes and people must advance to keep pace with the additional demands placed upon them. We must anticipate what they will need to interact effectively, a necessary element for ensuring our continued success in the increasingly competitive EMS marketplace.

To this end, we are making excellent strides with our operational initiatives aimed at increasing manufacturing efficiencies, improving the new program introduction process, standardizing quality processes and reducing costs. New corporate-level positions directing operational excellence and quality management were created during fiscal 2008 and are already reaping measurable results. Essential methodologies like lean and Six Sigma have been more fully implemented throughout the organization. New tools are giving our people better and faster access to the information they need to do their jobs. Skills training and employee development are continuing at all levels of the organization to ensure our people are prepared for LaBarge's future as a larger organization.

Excellence in these areas reinforces our competitive edge and enhances profitability. The groundwork is in place for LaBarge's sustainable, long-term growth.



(ABOVE) Testing is fundamental to ensuring high-reliability electronic assemblies and systems. LaBarge uses the latest technology to conduct functional, in-circuit and flying probe tests, as well as environmental screens.

(BELOW) LaBarge is having success in winning new opportunities that complement the company's package of broad-based capabilities and value-added services. One new win in the industrial market sector has LaBarge integrating custom cabinets with electronic assemblies and embedded scientific instruments.





Customer satisfaction is the lifeblood of a contract manufacturer's business. When a human life or a customer's livelihood depend on you delivering a high-quality product on time, there's little room for error. LaBarge's reputation for producing high-quality electronics, and its commitment to customer satisfaction have earned it preferred supplier status with virtually all of its key customers, including the Raytheon Company.

After the close of fiscal 2008, Raytheon Missile Systems awarded LaBarge its Six Sigma Relationship Award. The award recognizes a partner who embraces, adopts and excels in Six Sigma to foster a long-term relationship with Raytheon. LaBarge is currently a supplier partner with Raytheon Missile Systems on a variety of programs, including the Tactical Tomahawk, JSOW, Standard Missile-3 and MALD.

(RIGHT) LaBarge's extensive experience with custom configurations of printed circuit board assemblies is an asset in the successful manufacture of this sophisticated assembly used in an explosion-proof gas detection device.

(BELOW LEFT) LaBarge provides thousands of electronic, electromechanical and mechanical assemblies used in O-I's glass container manufacturing and inspection systems. O-I is the world's largest maker of glass containers and operates more than 80 manufacturing plants on five continents.

(BELOW RIGHT) A multiyear agreement with O-I to expand LaBarge's role in sourcing and producing electromechanical and mechanical equipment for O-I's glass container manufacturing systems ramped up and reached its anticipated run rate during fiscal 2008, driving growth in the industrial market sector during the year.







Financial Report

	YEAR ENDED				
	JUNE 29, 2008	JULY 1, 2007	JULY 2, 2006	JULY 3, 2005	JUNE 27, 2004
Net sales	$279,485	$235,203	$190,089	$182,294	$131,510
Pretax earnings from continuing operations	23,838	17,999	15,964	16,865	11,503
Net earnings from continuing operations	14,827	11,343	9,708	10,870	6,971
Discontinued operations:					
Loss from operations, net of taxes	—	—	—	—	(114)
Gain on disposal, net of taxes	—	—	—	—	12
Net earnings	$ 14,827	$ 11,343	$ 9,708	$ 10,870	$ 6,869
Basic earnings (loss) per share:					
Net earnings from continuing operations	$ 0.98	$ 0.75	$ 0.64	$ 0.72	$ 0.47
Net loss from discontinued operations	—	—	—	—	(0.01)
Basic net earnings per share	$ 0.98	$ 0.75	$ 0.64	$ 0.72	$ 0.46
Diluted earnings (loss) per share:					
Net earnings from continuing operations	$ 0.92	$ 0.71	$ 0.60	$ 0.68	$ 0.45
Net loss from discontinued operations	—	—	—	—	(0.01)
Diluted net earnings per share	$ 0.92	$ 0.71	$ 0.60	$ 0.68	$ 0.44
Total assets	$160,472	$142,582	$140,350	$119,937	$117,958
Long-term debt	5,129	11,431	22,193	21,605	26,270

No cash dividends have been paid during the aforementioned periods.

The Company's interest in the Network Technologies Group was reported as a discontinued operation. Accordingly, the operating results of the Network Technologies Group for fiscal year 2004 are reported as discontinued operations.

The Company acquired substantially all of the assets of Pinnacle Electronics LLC in fiscal year 2004.

Stock Price and Cash Dividends: LaBarge, Inc.'s Common Stock is listed on the American Stock Exchange, under the trading symbol of "LB." The following table indicates the quarterly high and low sale prices for the stock for the fiscal years 2008 and 2007, as reported by the American Stock Exchange.

FISCAL 2008	HIGH	LOW
July – September 2007	**$12.99**	**$ 9.70**
October – December 2007	**15.10**	**11.75**
January – March 2008	**15.00**	**10.16**
April – June 2008	**14.20**	**11.91**

FISCAL 2007	HIGH	LOW
July – September 2006	$13.94	$ 9.89
October – December 2006	14.00	10.06
January – March 2007	13.78	12.20
April – June 2007	13.82	11.04

Holders: As of August 28, 2008, there were 1,889 holders of record of LaBarge, Inc.'s Common Stock.

Dividend Policy: The Company has paid no cash dividends on its Common Stock. The Company currently anticipates that it will retain any future earnings for the development, operation and expansion of its business and for possible acquisitions, and does not intend to pay cash dividends in the foreseeable future.

Forward-Looking Statements

Certain sections of this report contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that relate to future events or our future financial performance. We have attempted to identify these statements by terminology including "believe," "anticipate," "plan," "expect," "estimate," "intend," "seek," "goal," "may," "will," "should," "can," "continue," or the negative of these terms or other comparable terminology. These statements include statements about our market opportunity, our growth strategy, competition, expected activities, and the adequacy of our available cash resources. These statements may be found in the sections of this report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and "Legal Proceedings." Although we believe that, in making any such statement, our expectations are based on reasonable assumptions, readers are cautioned that matters subject to forward-looking statements involve known and unknown risks and uncertainties, including economic, regulatory, competitive and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions as discussed in Item 1A,"Risk Factors of this Annual Report on Form 10-K."

Given these uncertainties, undue reliance should not be placed on such forward-looking statements. Unless otherwise required by law, the Company disclaims an obligation to update any such factors or to publicly announce the results of any revisions to any forward-looking statements contained herein to reflect future events or developments.

Overview

The Company designs, engineers and produces sophisticated electronic and electromechanical systems and devices, and complex interconnect systems on a contract basis for its customers. The Company markets its services to companies in technology-driven industries desiring an engineering and manufacturing partner capable of developing and providing high-reliability electronic equipment, including products capable of performing in harsh environmental conditions, such as high and low temperatures, and severe shock and vibration. The Company's customers do business in a variety of markets with significant revenues from customers in the defense, government systems, aerospace, natural resources, industrial, and other commercial markets. Engineering and manufacturing facilities are located in Arkansas, Missouri, Oklahoma, Texas and Pennsylvania.

Results of Operations: Fiscal 2008-2007-2006

Backlog

(in thousands)

		FISCAL YEAR ENDED		
	CHANGE FISCAL 2008 VS. 2007	2008	2007	2006
Backlog	$15,084	$221,293	$206,209	$183,869

The growth in backlog, over the three years presented, is the result of a sales and marketing effort that focuses on matching the Company's core competencies and the application of those competencies with the outsourcing needs of targeted large customers in a variety of industries. Approximately $48.4 million of the backlog at fiscal 2008 year-end is scheduled to ship beyond the next 12 months, pursuant to the shipment schedules of the contracts that comprise backlog. This compares with $55.1 million at fiscal year-end 2007.

As of June 29, 2008, the Company's backlog includes approximately $39.7 million relating to orders on a very light jet program. Approximately $32.1 million of the backlog is scheduled to ship beyond the next 12 months. This program is discussed in more detail in Item 1A, "Risk Factors," in the section related to customer concentration.

Net Sales
(in thousands)

	CHANGE FISCAL 2008 VS. 2007	2008	2007	2006
		FISCAL YEAR ENDED		
Net sales	$44,282	**$279,485**	$235,203	$190,089

A primary contributor to the Company's 19% increase in sales in fiscal year 2008, versus fiscal year 2007, was shipments to defense customers. Defense shipments generated sales of $107.2 million in fiscal 2008, versus $87.3 million in fiscal 2007 and $75.8 million in fiscal 2006. LaBarge provides cables and electronic assemblies for a variety of defense applications including aircraft, radar systems and shipboard programs. Another contributor to the increase in sales in fiscal year 2008, versus fiscal years 2007 and 2006, was shipments of capital equipment to natural resources customers, including downhole tools and mine management systems, representing $65.4 million of sales, versus $57.3 million in fiscal 2007 and $38.9 million in fiscal 2006. In addition, shipments to the industrial market sector were $50.9 million in fiscal 2008 versus $36.8 million in fiscal 2007 and $33.5 million in fiscal 2006. Shipments to the government systems market sector were $10.6 million in fiscal 2008, compared with $21.6 million in fiscal 2007 and $18.7 million in fiscal 2006. Shipments to commercial aerospace customers were $21.0 million in fiscal 2008, versus $18.2 million in fiscal 2007 and $10.1 million in fiscal 2006.

Sales to the Company's 10 largest customers represented 69.6% of total revenue in fiscal 2008, versus 69.9% in fiscal 2007 and 69.0% in fiscal 2006. The Company's top three customers for fiscal 2008 represented 14.2%, 11.2% and 9.4%, respectively, of total sales.

Gross Profit
(dollars in thousands)

	CHANGE FISCAL 2008 VS. 2007	2008	2007	2006
		FISCAL YEAR ENDED		
Gross profit	$9,192	**$54,987**	$45,795	$40,990
Gross margin	0.2 points	**19.7%**	19.5%	21.6%

The gross profit margin for fiscal 2008 increased by 0.2 points from fiscal 2007. Prior to fiscal year 2007, the Company's gross profit margin has ranged from 20% to 23%. During the fiscal year ended July 1, 2007, the gross margin declined due in large part to higher than anticipated labor and material costs on certain early-stage contracts that will not be fully recoverable from our customers, and start-up expenses on a significant new contract in the industrial market sector. In addition, in the fiscal years ended June 29, 2008 and July 1, 2007, the Company recorded costs of $248,000 and $738,000, respectively, to account for the actual and anticipated loss on current and future shipments on one particular program.

Improvements were made in operations to address these difficulties, resulting in the gross margin increase in the fiscal year ended June 29, 2008. Action plans on each of the affected programs were developed and implemented. These plans include specific steps to: reduce recurring labor hours and mitigate material price increases; eliminate excessive scrap; and, where appropriate, renegotiate contract prices.

Gross profit margins vary significantly from contract to contract. The gross profit margin for any particular quarter or year will reflect the mix of contract revenue in that period.

Selling and Administrative Expense
(dollars in thousands)

	CHANGE FISCAL 2008 VS. 2007	2008	2007	2006
		FISCAL YEAR ENDED		
Selling and administrative expense	$3,288	**$29,557**	$26,269	$23,037
Percent of sales	(0.6) points	**10.6%**	11.2%	12.1%

Selling and administrative expense in fiscal 2008 increased from the prior year due to higher salaries and wages ($700,000) caused by increased head count and wage inflation; higher incentive compensation expense ($1.4 million); higher medical expenses ($240,000); and increased personnel recruiting and relocation expenses ($266,000).

Selling and administrative expense in fiscal 2007 increased from the prior year due to higher salaries and wages ($1.2 million) caused by increased head count and wage inflation; higher accrued incentive compensation expense ($1.5 million); sales commissions on higher sales levels ($363,000); and increased professional fees ($200,000).

Interest Expense
(in thousands)

	FISCAL YEAR ENDED		
	CHANGE FISCAL 2008 VS. 2007	2008	2007	2006
Interest expense	$(782)	$1,459	$2,241	$2,083

Interest expense decreased in fiscal year 2008 from the prior year due to lower average interest rates and lower debt levels.

Interest expense increased in fiscal year 2007 from the prior year due to higher average debt levels to finance higher average levels of working capital (primarily inventory) and higher average interest rates.

Income Tax Expense
(in thousands)

	CHANGE FISCAL 2008 VS. 2007	FISCAL YEAR ENDED 2008	2007	2006
Income tax expense	$2,355	$9,011	$6,656	$6,256

The effective income tax rate for fiscal 2008 was 38%, compared with 37% and 39% in fiscal years 2007 and 2006, respectively. The effective income tax rate for fiscal year 2006 was higher due to additional Sub Part F income from the Company's investment in an offshore captive insurance company.

Net Earnings and Earnings Per Share
(amounts in thousands, except per-share data)

	FISCAL YEAR ENDED 2008	2007	2006
Net earnings	$14,827	$11,343	$9,708
Basic net earnings per share	$ 0.98	$ 0.75	$ 0.64
Diluted net earnings per share	$ 0.92	$ 0.71	$ 0.60

Fiscal years 2008, 2007 and 2006 each included 52 weeks of operation.

(share amounts in thousands)

	FISCAL YEAR ENDED 2008	2007	2006
Average common shares outstanding – basic	15,198	15,143	15,156
Dilutive options and performance units	940	904	946
Adjusted average common shares outstanding – diluted	16,138	16,047	16,102

All outstanding stock options and nonvested shares at June 29, 2008, July 1, 2007 and July 2, 2006 were dilutive. The options expire in various periods through 2014. The nonvested shares vest over the next two fiscal years. The Company had awarded certain key executives performance units tied to the Company's fiscal year 2008 financial performance. The compensation expense related to these awards is recognized quarterly and since the performance conditions were met at June 29, 2008, 142,923 shares are included in the Company's dilutive shares.

Liquidity Capital Resources

The following shows LaBarge's equity and total debt positions:

Stockholders' Equity and Debt
(in thousands)

	FISCAL YEAR ENDED 2008	2007
Stockholders' equity	$91,469	$76,410
Debt	15,629	26,256

The Company's operations generated $18.0 million of cash in fiscal 2008, compared with $11.9 million in fiscal 2007. Net change in advance payments from customers was a source of cash of $7.3 million in fiscal 2008 and a use of cash of $3.0 million in fiscal 2007. The increase in accounts and other receivables was a use of cash of $10.6 million in fiscal year 2008 and $500,000 in fiscal 2007. Days sales outstanding was 48.3 days in fiscal 2008, compared with 42.5 days in fiscal year 2007. Increases in inventories used cash of $7.2 million and $5.9 million, in fiscal 2008 and 2007, respectively; while inventory turns were 3.4 times in fiscal 2008, compared with 3.2 times in fiscal 2007.

Investing activities, primarily capital expenditures, used cash of $5.2 million in fiscal 2008. At 2008 fiscal year-end, the Company's total debt-to-equity ratio was 0.17 to 1, versus 0.34 to 1 at the end of fiscal 2007.

Overall, management believes availability of funds going forward from cash generated from operations and available bank credit facilities should be sufficient to support the planned operations and capital expenditures of the Company's business for the next two fiscal years. The Company has received a commitment from a group of banks for an extension of its current credit facility. Closing is expected in the first quarter of fiscal 2009.

The following table shows LaBarge's contractual obligations as of June 29, 2008:

(in thousands)

CONTRACTUAL OBLIGATIONS	PAYMENT DUE BY PERIOD				
	TOTAL	LESS THAN 1 YEAR	1–3 YEARS	3–5 YEARS	MORE THAN 5 YEARS
Long-term debt and capital lease obligations	$ 5,129	$4,682	$ 197	$ 250	$ —
Operating lease obligations	11,505	2,947	4,385	1,950	2,223
Total	$16,634	$7,629	$4,582	$2,200	$2,223

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made its best estimates and judgment of certain amounts included in the financial statements. The Company believes there is a likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. Application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. The Company's senior management discusses the accounting policies described below with the Audit Committee of the Company's Board of Directors on a periodic basis.

The following discussion of critical accounting policies is intended to bring to the attention of readers those accounting policies that management believes are critical to the Company's consolidated financial statements and other financial disclosures. It is not intended to be a comprehensive list of all of our significant accounting policies that are more fully described in the Notes to the Consolidated Financial Statements included with this annual report on Form 10-K for the fiscal year ended June 29, 2008.

Revenue Recognition and Cost of Sales

Revenue is generally recognized when title transfers, which is usually upon shipment. On a very limited number of contracts, at a customer's request, the Company will recognize revenue when ownership passes. As of June 29, 2008, July 1, 2007 and July 2, 2006, the Company has recognized revenue under these arrangements of $1.6 million, $2.2 million, and $2.4 million, respectively. The Company recognizes revenue for storage and other related services as the services are provided.

The percentage-of-completion method gives effect to the most recent contract value and estimates of cost at completion. Management's estimates of material, labor and overhead costs on long-term contracts are critical to the Company. Since some contracts extend over a long period of time, revisions in cost during the progress of work have the effect of adjusting current period earnings applicable to performance in prior periods. When the current contract cost estimate indicates a loss, provision is made for the total anticipated loss in the period the loss becomes evident.

During fiscal year 2007, the Company entered into a new significant agreement with an industrial customer to manufacture and supply certain parts. Under the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principle versus Net as an Agent," the cost of the supplied parts is netted against the invoice price to determine net sales when the part is shipped. In fiscal year 2008, the Company's net revenues recognized under this contract were $11.6 million, related to the manufactured assemblies, and $521,000, related to the supplied parts.

Inventories

Inventories, which consist of materials, labor and manufacturing overhead, are carried at the lower of cost or market value. In addition, management regularly reviews inventory for obsolescence to determine whether any additional write-down is necessary. Various factors are considered in making this determination, including expected program life, recent sales history, predicted trends and market conditions. If actual demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. For the years ended June 29, 2008 and July 1, 2007, expense for obsolete or slow-moving inventory charged to income before income taxes was $1.9 million and $1.3 million, respectively.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"), to clarify the definition of fair value, establish a framework for measuring fair value and expand the disclosures on fair value measurements. SFAS No. 157 becomes effective for the Company in its fiscal year ending June 28, 2009. The Company does not believe that adopting the provisions of SFAS No. 157 will have a material impact on its consolidated financial statements. The Company will defer the adoption of SFAS No. 157 for its nonfinancial assets and nonfinancial liabilities until the year ended June 27, 2010, as permitted under FASB Staff Position 157-2, "Effective Date of FASB Statement No. 157."

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), to permit all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses, on items for which the fair value option has been elected, in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption. The Company does not believe that the adoption of the provisions of SFAS No. 159 will have a material impact on its consolidated financial statements when it becomes effective for the fiscal year ending June 28, 2009.

In September 2006, the FASB's Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefits Aspects of Endorsement Split-Dollar Life Insurance Arrangements" ("EITF 06-4"). This addresses only endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. EITF 06-04 becomes effective for the Company in its fiscal year ending June 28, 2009. The Company does not believe that adopting the provisions of EITF 06-4 will have a material impact on its consolidated financial statements.

Recently Adopted Accounting Standards

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109" ("FIN 48") on July 2, 2007. The implementation of FIN 48 did not result in an adjustment to the liability for unrecognized income tax benefits. At the adoption date of July 2, 2007, there was approximately $630,000 of unrecognized tax benefits, all of which would affect the Company's effective tax rate if recognized. At June 29, 2008, there was approximately $274,000 of unrecognized tax benefits.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of June 29, 2008, there was approximately $83,000 of accrued interest related to uncertain tax positions.

The Company's federal income tax return for fiscal years 2008 and 2007 are open tax years. We file in numerous state jurisdictions with varying statutes of limitation open from 2003 through 2006, depending on each jurisdiction's unique tax laws. The Company's federal returns for fiscal year 2005 and fiscal year 2006 were recently examined by the Internal Revenue Service ("IRS"). During the quarter ended June 29, 2008, the IRS concluded its examination of the Company's federal returns for fiscal years 2005 and 2006. As a result of adjustments to the Company's claimed research and experimentation credits, and other issues, the Company settled with the IRS for $236,000. The unrecognized tax benefits were decreased by $371,000 as a result of the settlement and the expiration of certain statutes. The Company recorded $15,000 of the additional expense related to the settlement during the year ended June 29, 2008.

Consolidated Statements of Income

[illegible]

	YEAR ENDED		
	JUNE 29, 2008	JULY 1, 2007	JULY 2, 2006
Net sales	**$ 279,485**	$ 235,203	$ 190,089
Cost and expenses:			
Cost of sales	**224,498**	189,408	149,099
Selling and administrative expense	**29,557**	26,269	23,037
Interest expense	**1,459**	2,241	2,083
Other (income) and expense, net	**133**	(714)	(94)
Earnings before income taxes	**23,838**	17,999	15,964
Income tax expense	**9,011**	6,656	6,256
Net earnings	**$ 14,827**	$ 11,343	$ 9,708
Basic net earnings per common share	**$ 0.98**	$ 0.75	$ 0.64
Average common shares outstanding	**15,198**	15,143	15,156
Diluted net earnings per common share	**$ 0.92**	$ 0.71	$ 0.60
Average diluted common shares outstanding	**16,138**	16,047	16,102

See accompanying notes to consolidated financial statements.

	JUNE 29, 2008	JULY 1, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,6[illegible]6	$ 392
Accounts and other receivables, net	40,7[illegible]8	30,204
Inventories	66,9[illegible]7	59,717
Prepaid expenses	1,2[illegible]5	2,333
Deferred tax assets, net	1,9[illegible]0	1,822
Total current assets	112,5[illegible]6	94,468
Property, plant and equipment, net	17,2[illegible]8	16,269
Intangible assets, net	1,5[illegible]8	2,282
Goodwill, net	24,2[illegible]2	24,292
Deferred tax asset, net	—	499
Other assets, net	4,8[illegible]8	4,772
Total assets	$160,4[illegible]2	$142,582
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings	$ 10,5[illegible]0	$ 14,825
Current maturities of long-term debt	4,6[illegible]2	6,300
Trade accounts payable	22,6[illegible]4	18,643
Accrued employee compensation	13,4[illegible]4	10,837
Other accrued liabilities	2,5[illegible]2	2,321
Cash advances	11,8[illegible]7	3,613
Total current liabilities	65,8[illegible]9	56,539
Long-term advances from customers for purchase of materials	6[illegible]2	1,590
Deferred gain on sale of real estate and other liabilities	2,1[illegible]5	2,912
Long-term debt	4[illegible]7	5,131
Stockholder's equity:		
Common stock, $.01 par value. Authorized 40,000,000 shares; 15,773,253 issued at June 29, 2008 and July 1, 2007, respectively, including shares in treasury	1[illegible]8	158
Additional paid-in capital	16,5[illegible]7	16,174
Retained earnings	78,6[illegible]1	63,774
Less cost of common stock in treasury, shares of 419,503 at June 29, 2008 and 506,704 at July 1, 2007	(3,8[illegible]7)	(3,696)
Total stockholders' equity	91,4[illegible]9	76,410
Total liabilities and stockholders' equity	$160,4[illegible]2	$142,582

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

[illegible]

	YEAR ENDED		
	JUNE 29, 2008	JULY 1, 2007	JULY 2, 2006
Cash flows from operating activities:			
Net earnings	**$ 14,827**	$ 11,343	$ 9,708
Adjustments to reconcile net cash provided by operating activities:			
Gain on sale of real estate	**—**	(635)	—
Amortization of deferred gain on sale of real estate	**(481)**	(133)	—
Loss on disposal of property, plant and equipment	**45**	—	13
Depreciation and amortization	**5,290**	5,030	4,588
Stock-based compensation	**1,445**	1,076	1,452
Other than temporary impairment of investment	**59**	179	181
Realized gain (loss) on sale of investment	**—**	—	(30)
Deferred taxes	**361**	(1,161)	(519)
Other	**—**	—	(20)
Changes in assets and liabilities:			
Accounts and notes receivable, net	**(10,574)**	(465)	(6,368)
Inventories	**(7,210)**	(5,898)	(12,477)
Prepaid expenses	**1,088**	(590)	(769)
Trade accounts payable	**3,531**	2,749	5,390
Accrued liabilities	**2,350**	3,408	(2,580)
Advance payments	**7,316**	(2,952)	(7,144)
Net cash provided (used) by operating activities	**18,047**	11,951	(8,575)
Cash flows from investing activities:			
Additions to property, plant and equipment	**(4,840)**	(5,220)	(3,997)
Proceeds from disposal of property and equipment and other assets	**130**	25	62
Additions to other assets and intangibles	**(480)**	(1,069)	(588)
Proceeds from sale of securities available for sale	**—**	—	89
Proceeds from sale of real estate	**—**	9,550	—
Proceeds from surrender of insurance policy	**—**	306	—
Other	**5**	—	—
Net cash (used) provided by investing activities	**(5,185)**	3,592	(4,434)
Cash flows from financing activities:			
Borrowings on revolving credit facility	**91,278**	69,575	82,350
Payments of revolving credit facility	**(95,603)**	(74,225)	(64,525)
Excess tax benefits from disqualifying stock options	**213**	405	184
Payments of long-term debt	**(6,302)**	(11,020)	(4,737)
Borrowings of long-term debt	**—**	258	—
Issuance of treasury stock	**781**	1,121	756
Purchase of treasury stock	**(1,975)**	(2,212)	(892)
Net cash (used) provided by financing activities	**(11,608)**	(16,098)	13,136
Net increase (decrease) in cash and cash equivalents	**1,254**	(555)	127
Cash and cash equivalents at beginning of year	**392**	947	820
Cash and cash equivalents at end of period	**$ 1,646**	$ 392	$ 947
Non-cash transactions:			
Increase in capital lease obligations	**$ —**	$ 8	$ 664

See accompanying notes to consolidated financial statements.

	YEAR ENDED		
	JUNE 29, 2008	JULY 1, 2007	JULY 2, 2006
STOCKHOLDERS' EQUITY			
Common stock, beginning of year	**$ 158**	$ 158	$ 158
Common stock, end of year	**158**	158	158
Paid-in capital, beginning of year	**16,174**	15,185	13,722
Stock compensation programs	**373**	989	1,463
Paid-in capital, end of year	**16,547**	16,174	15,185
Retained earnings, beginning of year	**63,774**	52,431	42,723
Net earnings for the year	**14,827**	11,343	9,708
Retained earnings, end of year	**78,601**	63,774	52,431
Treasury stock, beginning of year	**(3,696)**	(2,940)	(2,773)
Acquisition of treasury stock	**(1,975)**	(2,212)	(892)
Issuance of treasury stock	**1,834**	1,607	725
Forfeiture of nonvested shares	**—**	(151)	—
Treasury stock, end of year	**(3,837)**	(3,696)	(2,940)
Total stockholders' equity	**$ 91,469**	$ 76,410	$ 64,834
COMPREHENSIVE INCOME			
Net earnings	**$ 14,827**	$ 11,343	$ 9,708
Total comprehensive income	**$ 14,827**	$ 11,343	$ 9,708
COMMON SHARES			
Common stock, beginning of year	**15,773,253**	15,773,253	15,773,253
Common stock, shares outstanding, end of year	**15,773,253**	15,773,253	15,773,253
TREASURY SHARES			
Treasury stock, beginning of year	**(506,704)**	(606,262)	(723,345)
Acquisition of shares	**(145,038)**	(194,010)	(68,033)
Issuance of shares	**232,239**	293,568	185,116
Treasury stock, end of year	**(419,503)**	(506,704)	(606,262)

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations

The Company manufactures and assists in the design and engineering of sophisticated electronic and electromechanical systems and devices and complex interconnect systems on a contract basis for its customers in diverse markets.

Our contract manufacturing capabilities are marketed to companies desiring an engineering and manufacturing partner capable of developing and providing high-reliability electronic equipment, including products capable of performing in harsh environmental conditions, such as high and low temperatures, severe shock and vibration. The Company serves customers in the defense, aerospace, natural resources, industrial, and other commercial markets. The group's engineering and manufacturing facilities are located in Arkansas, Missouri, Oklahoma, Texas and Pennsylvania.

Principles of Consolidation

The consolidated financial statements include the accounts of LaBarge, Inc. and its wholly-owned subsidiaries. Investments in less than 20%-owned companies are accounted for at cost.

Accounting Period

The Company uses a fiscal year ending the Sunday closest to June 30; each fiscal quarter period is 13 weeks. Fiscal years 2008, 2007 and 2006 consisted of 52 weeks.

Segment Reporting Policy

The Company reports its operations as one segment.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Revenue Recognition and Cost of Sales

Revenue is generally recognized when title transfers, which is usually upon shipment. On a very limited number of contracts, at a customer's request, the Company will recognize revenue when ownership passes. As of June 29, 2008, July 1, 2007 and July 2, 2006, the Company has recognized revenue under these arrangements of $1.6 million, $2.2 million and $2.4 million, respectively. The Company recognizes revenue for storage and other related services as the services are provided.

The percentage-of-completion method gives effect to the most recent contract value and estimates of cost at completion. Management's estimates of material, labor and overhead costs on long-term contracts are critical to the Company. Since some contracts extend over a long period of time, revisions in cost during the progress of work have the effect of adjusting current period earnings applicable to performance in prior periods. When the current contract cost estimate indicates a loss, provision is made for the total anticipated loss in the period the loss becomes evident.

During fiscal year 2007, the Company entered into a new significant agreement with an industrial customer to manufacture and supply certain parts. Under the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principle versus Net as an Agent," the cost of the supplied parts was netted against the invoice price to determine net sales when the part is shipped. In fiscal year 2008, the Company's net revenues recognized under this contract were $11.6 million, related to the manufactured assemblies, and $521,000, related to the supplied parts.

Accounts Receivable

Accounts receivable have been reduced by an allowance for amounts that management estimates are uncollectable. This estimated allowance is based primarily on management's evaluation of the financial condition of the Company's customers.

Inventories

Inventories are valued at the lower of cost or market. In addition, management regularly reviews inventory for obsolescence to determine whether any additional write-down is necessary. Various factors are considered in making this determination, including expected program life, recent sales history, predicted trends and market conditions. If actual demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

The Company procures materials and manufactures products to customer requirements. Raw materials are stated at the lower of cost or market as determined by the weighted average cost method.

Work in process consists of actual production costs, including factory overhead and tooling costs, reduced by costs attributable to units for which sales have been recognized. Such costs under contracts are determined by the average cost method based on the estimated average cost of all units expected to be produced under the contract. Inventories relating to long-term contracts are classified as current assets although a portion of the inventory is not expected to be realized within one year.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company has considered future taxable income analyses and feasible tax planning strategies in assessing the need for the valuation allowance. Should the Company determine that it would not be able to recognize all or part of its net deferred tax assets in the future, an adjustment to the carrying value of the deferred tax assets would be charged to income in the period in which such determination is made.

Fair Value of Financial Instruments

The Company considered the carrying amounts of cash and cash equivalents, securities and other, including accounts receivable and accounts payable to approximate fair value because of the short maturity of these financial instruments.

The Company has considered amounts outstanding under the long-term debt agreements and determined that carrying amounts recorded on the financial statement are consistent with the estimated fair value as of June 29, 2008.

Property, Plant and Equipment

Property, plant and equipment is carried at cost and includes additions and improvements which extend the remaining useful life of the assets. Depreciation is computed on the straight-line method.

Cash Equivalents

The Company considers cash equivalents to be temporary investments which are readily convertible to cash, such as certificates of deposit, commercial paper and treasury bills with original maturities of less than three months.

Cash Advances

The Company receives cash advances from customers under certain contracts. Cash advances are usually liquidated over the period of product deliveries.

Employee Benefit Plans

The Company has a contributory savings plan covering certain employees. The Company expenses all plan costs as incurred.

The Company offers a non-qualified deferred compensation program to certain key employees whereby they may defer a portion of their annual compensation for payment upon retirement plus a guaranteed return. The program is unfunded; however, the Company purchases Company-owned life insurance contracts through which the Company will recover a portion of its cost upon the death of the employee.

The Company also offers an employee stock purchase plan that allows any eligible employee to purchase common stock at the end of each quarter at 15% below the market price as of the first or last day of the quarter, whichever is lower. The Company recognizes an expense for the 15% discount.

Stock-Based Compensation

Effective July 4, 2005, the Company adopted SFAS "Share-Based Payment" ("SFAS No. 123R"). This statement replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB No. 25. SFAS No. 123R requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation expense on a prospective basis. Therefore, prior-period financial statements have not been restated. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining service period of awards that had been included in pro forma disclosures in prior periods. SFAS No. 123R also requires that excess tax benefits related to stock option exercises be reflected as financing cash inflows instead of operating cash inflows.

During the fiscal years ended June 29, 2008, July 1, 2007 and July 2, 2006, the Company was notified that shares issued upon the exercise of incentive stock options ("ISOs") were sold prior to being held by the employee for 12 months. These disqualifying dispositions resulted in an excess tax benefit for the Company. Since the ISOs vested prior to adoption of Statements of Financial Accounting Standard ("SFAS") No. 123R ("SFAS No. 123R"), the entire tax benefit of $213,000 for fiscal year 2008, $95,000 for fiscal year 2007 and $184,000 for fiscal year 2006 was recorded as an increase to additional paid-in capital.

No stock options were issued in the years ended June 29, 2008 and July 1, 2007. All stock options previously granted were at prices not less than fair market value of the common stock at the grant date. All stock options outstanding at June 29, 2008, July 1, 2007 and July 2, 2006 were dilutive and included in the computation of diluted earnings per share. These options expire in various periods through 2014.

The Company has a program to award performance units tied to financial performance to certain key executives. The awards have a three-year performance period and compensation expense is recognized over three years. Included in diluted shares at June 29, 2008 were 141,923 shares issuable for fiscal 2008 performance, as the performance condition has been met. The Company issued 108,084 shares related to the fiscal year 2007 performance and recognized related compensation expense in fiscal years 2008 and 2007. The Company issued 79,693 shares related to the fiscal year 2006 award and related compensation expense was recognized in fiscal years 2008, 2007 and 2006.

For the fiscal year ended June 29, 2008, total stock-based compensation was $1.4 million ($891,000 after tax), equivalent to earnings per basic and diluted share of $0.06. For the fiscal year ended July 1, 2007, total stock-based compensation was $1.2 million ($733,000 after tax) equivalent to earnings per basic and diluted share of $0.05.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), to clarify the definition of fair value, establish a framework for measuring fair value and expand the disclosures on fair value measurements. SFAS No. 157 becomes effective for the Company in its fiscal year ending June 28, 2009. The Company does not believe that adopting the provisions of SFAS No. 157 will have a material impact on its consolidated financial statements. The Company will defer the adoption of SFAS No. 157 for its nonfinancial assets and nonfinancial liabilities until the year ended June 27, 2010, as permitted under FASB Staff Position 157-2, "Effective Date of FASB Statement No. 157."

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), to permit all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses, on items for which the fair value option has been elected, in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption. The Company does not believe that the adoption of the provisions of SFAS No. 159 will have a material impact on its consolidated financial statements when it becomes effective for the fiscal year ending June 28, 2009.

In September 2006, the FASB's EITF reached a consensus on EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefits Aspects of Endorsement Split-Dollar Life Insurance Arrangements" ("EITF 06-4"). This addresses only endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. EITF 06-04 becomes effective for the Company in its fiscal year ending June 28, 2009. The Company does not believe that adopting the provisions of EITF 06-4 will have a material impact on its consolidated financial statements.

Recently Adopted Accounting Standards

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109" ("FIN 48") on July 2, 2007. The implementation of FIN 48 did not result in an adjustment to the liability for unrecognized income tax benefits. At the adoption date of July 2, 2007, there was approximately $630,000 of unrecognized tax benefits, all of which would affect the Company's effective tax rate if recognized. At June 29, 2008, there was approximately $274,000 of unrecognized tax benefits.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of June 29, 2008, there was approximately $83,000 of accrued interest related to uncertain tax positions.

The Company's federal income tax returns for fiscal years 2008 and 2007 are open tax years. We file in numerous state jurisdictions with varying statutes of limitation open from 2003 through 2006, depending on each jurisdiction's unique tax laws. The Company's federal returns for fiscal year 2005 and fiscal year 2006 were recently examined by the Internal Revenue Service ("IRS"). During the quarter ended June 29, 2008, the IRS concluded its examination of the Company's federal returns for fiscal years 2005 and 2006. As a result of adjustments to the Company's claimed research and experimentation credits, and other issues, the Company settled with the IRS for $304,000 which includes interest and penalties. The unrecognized tax benefits were decreased by $236,000 as a result of the settlement and $135,000 for the expiration of certain statutes. The Company recorded $15,000 of additional expense related to the IRS settlement during the year ended June 29, 2008.

2. Sales and Net Sales

Sales and net sales consist of the following:

(in thousands)

	FISCAL YEAR ENDED		
	JUNE 29, 2008	JULY 1, 2007	JULY 2, 2006
Sales	$280,354	$236,414	$191,305
Less sales discounts	869	1,211	1,216
Net sales	$279,485	$235,203	$190,089

Geographic Information

The Company has no sales offices or facilities outside of the United States. Sales for exports did not exceed 10% of total sales in any fiscal year.

Customer Information

Customers accounting for more than 9% of net sales for the years ended June 29, 2008, July 1, 2007 and July 2, 2006 were as follows:

CUSTOMER	2008	2007	2006
1	14%	13%	12%
2	11	10	12
3	9	10	11

3. Accounts and Other Receivables

Accounts and other receivables consist of the following:

(in thousands)

	JUNE 29, 2008	JULY 1, 2007
Billed shipments, net of progress payments	$40,105	$30,042
Less allowance for doubtful accounts	252	214
Trade receivables, net	39,853	29,828
Other current receivables	925	376
	$40,778	$30,204

Progress payments are payments from customers in accordance with contractual terms for contract costs incurred to date. Such payments are recognized as revenue when the completed units are shipped.

At June 29, 2008, the amounts due from the three largest accounts receivable debtors and the percentage of total accounts receivable represented by those amounts were $10.3 million (25.7%), $3.4 million (8.5%), and $2.9 million (7.2%). This compares with $4.4 million (15%), $2.5 million (8%), and $2.3 million (8%) at July 1, 2007.

At June 29, 2008, the second largest account receivable debtor with a balance of $3.4 million includes $1.1 million, which is past due. The Company is in discussions with this customer to develop a payment plan, the success of which is contingent on the customer raising additional capital. If the customer is able to raise additional equity, the Company anticipates that the receivables outstanding as of June 29, 2008 will be paid-in full. If the customer is unable to raise additional equity, the Company may not collect the receivables, which could adversely affect the Company's operations. The Company's allowance for doubtful accounts does not include any amounts for this customer.

At June 29, 2008, other current receivables included an income tax receivable of $778,000.

Allowance for Doubtful Accounts

This account represents amounts that may be uncollectible in future periods.

(in thousands)

FISCAL YEAR	BALANCE BEGINNING OF PERIOD	ADDITIONS/ (RECOVERIES) CHARGED TO EXPENSE	LESS DEDUCTIONS	BALANCE END OF PERIOD
2006	$326	$(65)	$87	$174
2007	174	76	36	214
2008	**214**	**72**	**34**	**252**

4. Inventories

Inventories consist of the following:

(in thousands)

	JUNE 29, 2008	JULY 1, 2007
Raw materials	$47,221	$39,369
Work in progress	19,706	20,348
	$66,927	**$59,717**

In accordance with contractual agreements, the U.S. Government has a security interest in inventories identified with contracts for which progress payments have been received.

For the fiscal years ended June 29, 2008, July 1, 2007 and July 2, 2006, expense for obsolete or slow moving inventory charged to income before income taxes was $1.9 million, $1.3 million, and $900,000, respectively.

The Company's June 29, 2008 inventory balance included $3.2 million related to a contract with a customer who has deferred its production schedule. The inventory value will be realizable if this customer is able to resume its production schedule which, in part, is contingent upon the customer's ability to raise additional capital. If the customer is unable to resume its production schedule, the Company may not recover the full value of the inventory related to this customer. No provision was recorded for this inventory as of June 29, 2008.

5. Property, Plant and Equipment

Property, plant and equipment is summarized as follows:

(in thousands)

	JUNE 29, 2008	JULY 1, 2007	ESTIMATED USEFUL LIFE IN YEARS
Land	**$ 68**	$ 68	—
Building and improvements	**4,425**	4,353	3 - 40
Leasehold improvements	**4,150**	3,810	2 - 15
Machinery and equipment	**29,560**	26,731	2 - 16
Furniture and fixtures	**2,456**	2,165	3 - 16
Computer equipment	**3,172**	3,008	3
Construction in progress	**466**	896	—
	44,297	41,031	
Less accumulated depreciation	**27,049**	24,762	
	$17,248	$16,269	

Depreciation expense was $4.2 million, $3.8 million and $3.3 million for the fiscal years ended June 29, 2008, July 1, 2007 and July 2, 2006, respectively.

6. Intangible Assets, Net

Intangible assets, net, are summarized as follows:

(in thousands)

	JUNE 29, 2008	JULY 1, 2007
Software	**$4,090**	$3,830
Less accumulated amortization	**3,457**	3,043
Net software	**633**	787
Customer list	**3,400**	3,400
Less accumulated amortization	**2,485**	1,918
Net customer list	**915**	1,482
Other, net	**—**	13
	$1,548	$2,282

Intangibles are amortized over a three-to-six-year period. Amortization expense was $1.1 million for fiscal year ended June 29, 2008, and $1.2 million for each of the fiscal years ended July 1, 2007 and July 2, 2006.

The Company anticipates that amortization expense will approximate $1.1 million for fiscal year 2009, $831,000 for fiscal year 2010, $465,000 for fiscal year 2011, $415,000 for fiscal year 2012 and $430,000 for fiscal year 2013.

7. Goodwill

Goodwill is summarized as follows:

(in thousands)

	JUNE 29, 2008	JULY 1, 2007
Goodwill	**$24,492**	$24,492
Less accumulated amortization	**200**	200
Net goodwill	**$24,292**	$24,292

There were no changes in the carrying amount of goodwill for the period ended June 29, 2008.

8. Other Assets

Other assets is summarized as follows:

(in thousands)

	JUNE 29, 2008	JULY 1, 2007
Cash value of life insurance	**$4,612**	$4,390
Deposits, licenses and other, net	**112**	154
Securities held for sale	**26**	85
Deferred financing costs, net	**42**	108
Other	**36**	35
	$4,828	$4,772

The Company's investment in securities held for sale consists of 1.6 million shares of Norwood Abbey Ltd. This investment is the result of shares and options acquired as a partial settlement of a note receivable. In the years ended June 29, 2008 and July 1, 2007, the Company recorded an other-than-temporary write-down on the 1.6 million shares of $59,000 and $179,000, respectively.

9. Sale-Leaseback Transaction

On March 22, 2007, the Company sold its headquarters building complex for $9.6 million. Simultaneously, the Company entered into a six-year lease with the building's new owner. The lease on the building qualifies as an operating lease. LaBarge's continuing involvement is more than a minor part, but less than substantially all of the use of the property. The gain on the transaction was $3.5 million. The profit on the sale, in excess of the present value of the minimum lease payments over the lease term, is $635,000 pretax ($391,000 after tax) and is recorded as a gain in other income in the year ended July 1, 2007. The remainder of the gain will be amortized over the six years of the lease as a reduction in rent expense. Of this amount, $481,000 was recognized in the fiscal year ended June 29, 2008.

The obligations for future minimum lease payments as of June 29, 2008, and the amortization of the remaining deferred gain is:

(in thousands)

FISCAL YEAR	MINIMUM LEASE PAYMENTS	DEFERRED GAIN AMORTIZATION	NET RENTAL EXPENSE
2009	$603	$(481)	$122
2010	603	(481)	122
2011	603	(481)	122
2012	603	(481)	122
2013	435	(346)	89

10. Short- and Long-Term Obligations

Short-term borrowings, long-term debt and the current maturities of long-term debt consist of the following:

(amounts in thousands)

	JUNE 29, 2008	JULY 1, 2007
Short-term borrowings:		
Revolving credit agreement:		
Balance at year-end	**$10,500**	$14,825
Interest rate at year-end	**3.83%**	6.91%
Average amount of short-term borrowings outstanding during period	**$14,764**	$13,486
Average interest rate for fiscal year	**5.79%**	7.29%
Maximum short-term borrowings at any month-end	**$19,025**	$16,675
Senior long-term debt:		
Senior lender:		
Term loan	**$ 4,500**	$10,500
Other	**629**	931
Total senior long-term debt	**5,129**	11,431
Less current maturities	**4,682**	6,300
Long-term debt, less current maturities	**$ 447**	$ 5,131

The average interest rate was computed by dividing the sum of daily interest costs by the sum of the daily borrowings for the respective periods.

Total net cash payments for interest in fiscal years 2008, 2007 and 2006 were $1.5 million, $2.1 million and $1.9 million, respectively.

The Company entered into a senior loan agreement on February 17, 2004, which was last amended in December 2006. The Company incurred $330,000 of financing costs that have been deferred and amortized over a period beginning May 2004 and ending February 2009. At June 29, 2008, the unamortized amount was $42,000.

Senior Lender:

The Company entered into a senior secured loan agreement with a group of banks on February 17, 2004. The following is a summary of the agreement:

- A revolving credit facility, up to $30.0 million, available for direct borrowings or letters of credit. The facility is based on a borrowing base formula equal to the sum of 85% of eligible receivables and 35% of eligible inventories. As of June 29, 2008, outstanding loans under the revolving credit facility were $10.5 million; letters of credit issued were $1.1 million; and an aggregate of $18.4 million was available under the revolving credit facility. This credit facility matures on February 17, 2009. See Note 18 for discussion of the renewal of the credit facility.
- A $25.0 million term loan amortized beginning May 2004, at a quarterly rate of $1.0 million, increased to $1.25 million in May 2006 and increased to $1.5 million in May 2007. Final maturity is February 17, 2009. As of June 29, 2008, the amount outstanding was $4.5 million.
- Interest on both loans is calculated at a percentage of prime or a stated rate over LIBOR based on certain ratios. For the fiscal year ended June 29, 2008, the average rate was approximately 5.93%.
- Both loans are secured by substantially all the assets of the Company other than real estate.
- Covenants and performance criteria consist of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") in relation to debt, EBITDA in relation to fixed charges and minimum net worth. The Company was in compliance with its borrowing agreement covenants as of June 29, 2008.

Other Long-Term Debt:

Other long-term debt includes capital lease agreements with outstanding balances totaling $336,000 at June 29, 2008 and $470,000 at July 1, 2007.

The aggregate maturities of long-term obligations are as follows:

(amounts in thousands)

FISCAL YEAR	
2009	$4,682
2010	146
2011	51
2012	250
2013	—
Total	$5,129

11. Operating Leases

The Company operates certain of its manufacturing facilities in leased premises and with leased equipment under noncancellable operating lease agreements having an initial term of more than one year and expiring at various dates through 2020.

Rental expense under operating leases is as follows:

(in thousands)

	FISCAL YEAR ENDED		
	JUNE 29, 2008	JULY 1, 2007	JULY 2, 2006
Initial term of more than one year	**$2,894**	$2,526	$2,121
Deferred gain on sales leaseback	**(481)**	(133)	—
Short-term rentals	**155**	44	143
	$2,568	$2,437	$2,264

At June 29, 2008, the future minimum lease payments under operating leases with initial noncancellable terms in excess of one year are as follows:

(in thousands)

FISCAL YEAR	
2009	$2,947
2010	2,644
2011	1,741
2012	1,067
2013	883
Thereafter	$2,223

The $2.2 million thereafter relates to an obligation under a long-term facility lease in Huntsville, Arkansas.

12. Employee Benefit Plans

The Company has a qualified contributory savings plan under Section 401(k) of the Internal Revenue Code for employees meeting certain service requirements. The plan allows eligible employees to contribute up to 60% of their compensation, with the Company matching 50% of the first $25 per month and 25% of the excess on the first 8% of this contribution. During fiscal years 2008, 2007 and 2006, Company matching contributions were $494,000, $456,000 and $449,000, respectively.

At the discretion of the Board of Directors, the Company may also make contributions dependent on profits each year for the benefit of all eligible employees under the plan. There were no such contributions for fiscal 2008, 2007 and 2006.

The Company has a deferred compensation plan for selected employees who, due to IRS guidelines, cannot take full advantage of the contributory savings plan. This plan, which is not required to be funded, allows eligible employees to defer portions of their current compensation and the Company guarantees an interest rate of between prime and prime plus 2%. To support the deferred compensation plan, the Company may elect to purchase Company-owned life insurance. The increase in the cash value of the life insurance policies exceeded the premiums paid by $90,000, $85,000 and $79,000 in fiscal years 2008, 2007 and 2006, respectively. The cash surrender value of the Company-owned life insurance related to deferred compensation is included in other assets along with other policies owned by the Company, and was $1.6 million at June 29, 2008, compared with $1.5 million at July 1, 2007. The liability for the deferred compensation and interest thereon is included in accrued employee compensation and was $4.8 million at June 29, 2008, compared with $4.3 million at July 1, 2007.

The Company has an employee stock purchase plan that allows any eligible employee to purchase common stock at the end of each quarter at 15% below the market price as of the first or last day of the quarter, whichever is lower. For the year ended June 29, 2008, 24,166 shares were purchased in the aggregate amount of $307,000, for which the Company recognized expense of approximately $65,000. For the year ended July 1, 2007, 26,481 shares were purchased in the aggregate amount of $325,000, for which the Company recognized expense of approximately $70,000. For the year ended July 2, 2006, 21,690 shares were purchased in the aggregate amount of $325,000, for which the Company recognized expense of approximately $55,000.

13. Other Income (Other Deductions), Net

The components of other income, net, are as follows:

(amounts in thousands)

	FISCAL YEAR ENDED		
	JUNE 29, 2008	JULY 1, 2007	JULY 2, 2006
Interest income	$ 11	$ 83	$ 7
Property rental income	—	646	835
Property rental expense	—	(447)	(603)
Gain on sale of real estate	—	635	—
Other than temporary impairment of asset	(59)	(179)	(181)
Other, net	(85)	(24)	36
	$(133)	$714	$ 94

On March 22, 2007, the Company sold its headquarters building complex for $9.6 million. Simultaneously, the Company entered into a six-year lease with the building's new owner. The lease on the building qualifies as an operating lease. LaBarge's continuing involvement is more than a minor part, but less than substantially all of the use of the property. The gain on the transaction was $3.5 million. The profit on the sale, in excess of the present value of the minimum lease payments over the lease term, is $635,000 pretax ($391,000 after tax) and is recorded as a gain in other income in the fiscal year ended July 1, 2007. The remainder of the gain will be amortized over the six years of the lease as a reduction in rent expense. Of this amount, $481,000 was recognized in the fiscal year ended June 29, 2008.

14. Income taxes

Total income tax expense (benefit) was allocated as follows:

(in thousands)

	JUNE 29, 2008	JULY 1, 2007	JULY 2, 2006
Current:			
U.S. Federal	$7,211	$ 6,728	$5,716
State and Local	1,443	1,089	1,059
Total	$8,654	$ 7,817	$6,775
Deferred:			
U.S. Federal	$ 245	$ (950)	$ (469)
State and Local	112	(211)	(50)
Total	$ 357	$(1,161)	$ (519)
Income tax expense from continuing operations:			
U.S. Federal	$7,455	$ 5,778	$5,247
State and Local	1,556	878	1,009
Total	$9,011	$ 6,656	$6,256

Income tax expense (benefit) from continuing operations differed from the amounts computed by applying the U.S. Federal income tax rate of 35% as a result of the following:

(in thousands)

	JUNE 29, 2008	JULY 1, 2007	JULY 2, 2006
Computed "expected" tax expense	$8,343	$6,300	$5,587
Increase (reduction) in income taxes resulting from:			
Federal tax credit – current year	—	(30)	(55)
Tax exposure adjustment	(135)	(151)	(99)
State and local tax, net	1,007	655	622
Other	(204)	(118)	201
Total	$9,011	$6,656	$6,256

The Company regularly reviews its potential tax liabilities for tax years subject to audit.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(in thousands)

	JUNE 29, 2008	JULY 1, 2007
Deferred tax assets:		
Inventories due to additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986 and inventory valuation provisions	$ 994	$ 818
Gain on sale-leaseback transaction	891	1,059
Deferred compensation	2,632	2,254
Loss reserves on long-term contracts	96	279
Accrued vacation	462	382
Other than temporary impairment of asset – held for sale	292	263
Other	224	159
Total gross deferred tax assets	$5,591	$ 5,214
Deferred tax liabilities:		
Goodwill and intangibles	$(2,180)	$(1,560)
Property, plant and equipment, principally due to differences in depreciation methods	(1,447)	(1,286)
Other	(4)	(47)
Total gross deferred tax liabilities	$(3,631)	$(2,893)
Net deferred tax assets	$ 1,960	$ 2,321

A valuation allowance is provided, if necessary, to reduce the deferred tax assets to a level, which, more likely than not, will be realized. The net deferred tax assets reflect management's belief that it is more likely than not that future operating results will generate sufficient taxable income to realize the deferred tax assets.

Total cash payments for federal and state income taxes were $8.4 million for fiscal 2008, $7.7 million for fiscal 2007 and $8.0 million for fiscal 2006.

As discussed in Note 1, on July 2, 2007, the Company adopted a new accounting standard, FIN 48, Accounting for Uncertainty in Income Taxes.

The amount of unrecognized tax benefits as of June 29, 2008, included $274,000 of uncertain tax benefits and other items. As of June 29, 2008, approximately $274,000 of the unrecognized tax benefits would impact the Company's provision for income taxes and effective tax rate if recognized.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

(in thousands)

July 1, 2007	$ 630
Increase in unrecognized benefits	15
Reductions for tax positions of prior years	(135)
Settlements with tax authorities	(236)
Balance at June 29, 2008	$ 274

The Company classifies interest and penalties on uncertain tax positions as provision for income taxes. There is $83,000 of accrued interest related to uncertain tax positions as of June 29, 2008.

15. Earnings Per Share

Basic and diluted earnings per share are computed as follows:

(amounts in thousands, except earnings per-share amounts)

	JUNE 29, 2008	JULY 1, 2007	JULY 2, 2006
Net earnings	**$14,827**	$11,343	$9,708
Basic net earnings per share	**$ 0.98**	$ 0.75	$ 0.64
Diluted net earnings per share	**$ 0.92**	$ 0.71	$ 0.60

Basic earnings per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share are calculated using the weighted average number of shares outstanding during the period plus shares issuable upon the assumed exercise of dilutive share options and performance units by using the treasury stock method.

(in thousands)

	JUNE 29, 2008	JULY 1, 2007	JULY 2, 2006
Average common shares outstanding – basic	**15,198**	15,143	15,156
Dilutive options and performance units	**940**	904	946
Adjusted average common shares outstanding – diluted	**16,138**	16,047	16,102

16. Stock Programs

The Company has established the 1993 Incentive Stock Option Plan, the 1995 Incentive Stock Option Plan, and the 1999 Non-Qualified Stock Option Plan (collectively, the "Plans"). The Plans provide for the issuance of up to 2,200,000 shares to be granted in the form of stock-based awards to key employees of the Company. In addition, pursuant to the 2004 Long Term Incentive Plan ("LTIP"), the Company provides for the issuance of up to 850,000 shares to be granted in the form of stock-based awards to certain key employees and nonemployee directors. The Company may satisfy the awards upon exercise with either new or treasury shares. The Company's stock compensation awards outstanding at June 29, 2008 include stock options, restricted stock and performance units.

Also, the Company has an Employee Stock Purchase Plan that allows any eligible employee to purchase common stock at the end of each quarter at 15% below the market price as of the first or last day of the quarter, whichever is lower. The Company recognizes as expense the difference between the price the employee pays and the market price of the stock on the last day of the quarter.

For the fiscal year ended June 29, 2008, total stock-based compensation was $1.4 million ($891,000 after tax), equivalent to earnings per basic and diluted share of $0.06. For the fiscal year ended July 1, 2007, total stock-based compensation was $1.2 million ($733,000 after tax) equivalent to earnings per basic and diluted share of $0.05.

As of June 29, 2008, the total unrecognized compensation expense related to nonvested awards, including stock options and performance units, was $1.7 million pretax, and the period over which it is expected to be recognized is approximately 1.7 years.

A summary of the Company's Plans as of June 29, 2008 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF SHARES EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE FAIR VALUE GRANTED OPTION
Outstanding at July 3, 2005	1,880,576	$3.96	1,100,226	$2.92	
Canceled	(3,750)	8.54	—	—	
Exercised	(105,675)	3.43	—	—	
Outstanding at July 2, 2006	1,771,151	$3.94	1,573,119	$3.52	
Canceled	(2,000)	8.54	—	—	
Exercised	(187,838)	4.25	—	—	
Outstanding at July 1, 2007	1,581,313	$3.90	1,581,313	$3.90	
Canceled	**—**	**—**	**—**	**—**	
Exercised	**(99,989)**	**4.69**	**—**	**—**	
Outstanding at June 29, 2008	**1,481,324**	**$3.84**	**1,481,324**	**$3.84**	

Stock Options

The following table summarizes information about stock options outstanding:

	OUTSTANDING AND EXERCISABLE OPTIONS			
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING AT JUNE 29, 2008	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (IN YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	AGGREGATE INTRINSIC VALUE[1] (IN MILLIONS)
$2.50 – 3.00	944,547	2.0	$2.59	$ 9.8
$3.01 – 5.96	266,200	5.0	3.52	2.5
$5.97 – 8.54	270,577	6.2	8.54	1.2
	1,481,324	3.3	$3.84	$13.5

[1] *The intrinsic value of a stock option is the amount by which the current market value of the underlying stock exceeds the exercise price of the option.*

The total intrinsic value of stock options exercised during the fiscal years ended June 29, 2008 and July 1, 2007 was $792,000 and $1.6 million, respectively. The exercise period for all stock options generally may not exceed 10 years from the date of grant. Stock option grants to individuals generally become exercisable over a service period of one to five years.

There were no stock options granted in the fiscal year ended June 29, 2008.

Performance Units and Nonvested Stock

The Company's LTIP provides for the issuance of performance units, which will be settled in stock subject to the achievement of the Company's financial goals. Settlement will be made pursuant to a range of opportunities relative to net earnings. No settlement will occur for results below the minimum threshold and additional shares shall be issued if the performance exceeds the targeted goals. The compensation cost of performance units is subject to adjustment based upon the attainability of the target goals.

Upon achievement of the performance goals, shares are awarded in the employee's name but are still subject to a two-year vesting condition. If employment is terminated (other than due to death or disability) prior to the vesting period, the shares are forfeited. Compensation expense is recognized over the performance period plus vesting period. The awards are treated as a liability award during the performance period and as an equity award once the performance targets are settled. Awards vest on the last day of the second year following the performance period.

A summary of the Nonvested Shares as of June 29, 2008 is presented below:

	NUMBER OF NONVESTED SHARES	WEIGHTED AVERAGE GRANT PRICE
Nonvested shares at July 3, 2005	—	$ —
Issued	56,251	18.00
Vested	—	—
Forfeited	—	—
Nonvested shares at July 2, 2006	56,251	$18.00
Issued	81,193	13.33
Vested	(51,251)	(18.00)
Forfeited	(11,932)	15.25
Nonvested shares at July 1, 2007	74,261	$13.33
Issued	**108,084**	**12.29**
Vested	**(74,261)**	**13.33**
Forfeited	**—**	**—**
Nonvested shares at June 29, 2008	**108,084**	**$12.29**

There are 141,923 shares included in diluted shares that are treated as a liability award at June 29, 2008.

For the fiscal years ended 2008, 2007 and 2006, compensation expense related to the LTIP was $1.4 million, $1.1 million and $757,000, respectively.

17. Selected Quarterly Financial Data (Unaudited)

Summarized quarterly financial data is set forth below:

(amounts in thousands, except per-share amounts)

FY2008	SEPTEMBER 30, 2007	DECEMBER 30, 2007	MARCH 30, 2008	JUNE 29, 2008
Net sales	$59,190	$67,052	$75,442	$77,801
Cost of sales	47,818	53,676	60,410	62,594
Selling and administrative expense	6,947	7,465	7,689	7,456
Interest expense	427	387	392	253
Other expense, net	10	22	21	80
Earnings before income taxes	3,988	5,502	6,930	7,418
Income tax expense	1,468	2,105	2,597	2,841
Net earnings	$ 2,520	$ 3,397	$ 4,333	$ 4,577
Basic net earnings per common share	$ 0.17	$ 0.22	$ 0.29	$ 0.30
Average common shares outstanding	15,200	15,216	15,200	15,171
Diluted net earnings per common share	$ 0.16	$ 0.21	$ 0.27	$ 0.28
Average diluted common shares outstanding	16,018	16,092	16,056	16,115

FY2007	OCTOBER 1, 2006	DECEMBER 31, 2006	APRIL 1, 2007	JULY 1, 2007
Net sales	$49,900	$60,820	$59,619	$64,864
Cost of sales	39,243	48,314	48,657	53,194
Selling and administrative expense	5,991	6,800	6,728	6,750
Interest expense	651	564	557	469
Other expense (income), net	44	(64)	(661)	(33)
Net earnings before income taxes	3,971	5,206	4,338	4,484
Income tax expense	1,560	2,009	1,495	1,592
Net earnings	$ 2,411	$ 3,197	$ 2,843	$ 2,892
Basic net earnings per common share	$ 0.16	$ 0.21	$ 0.19	$ 0.19
Average common shares outstanding	15,121	15,112	15,166	15,174
Diluted net earnings per common share	$ 0.15	$ 0.20	$ 0.18	$ 0.18
Average diluted common shares outstanding	16,058	16,008	16,049	16,007

18. Subsequent Event

On July 23, 2008, the Company accepted a bank commitment to enter into a new $35.0 million, two-year secured credit facility. The facility will consist of a $25.0 million revolving credit and a $10 million term loan. The term loan calls for quarterly payments of $500,000, with the balance due at maturity. Remaining terms are substantially similar to the Company's existing bank credit facility. Closing of this credit facility is expected during the first quarter of fiscal 2009.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in the Securities Exchange Act of 1934, as amended, Rule 13a-15(f)). Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we assessed the effectiveness of our internal control over financial reporting as of June 29, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled "Internal Control-Integrated Framework." Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, our management has concluded that, as of June 29, 2008, our internal control over financial reporting is effective based on its evaluation. Our independent registered public accounting firm, KPMG LLP, has issued an audit report on our internal control over financial reporting, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of LaBarge, Inc.:

We have audited the accompanying consolidated balance sheets of LaBarge, Inc. and subsidiaries (the Company) as of June 29, 2008 and July 1, 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 29, 2008. We also have audited the Company's internal control over financial reporting as of June 29, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Report of Independent Registered Public Accounting Firm

(continued)

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 29, 2008 and July 1, 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended June 29, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 29, 2008 based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG

KPMG LLP
St. Louis, Missouri
August 28, 2008

BOARD OF DIRECTORS

Robert G. Clark □ ○
Chairman of the Board
and Chief Executive Officer
Clayco, Inc.
St. Louis, Missouri

Thomas A. Corcoran ◆ □ ○
President
Corcoran Enterprises, LLC
Potomac, Maryland

John G. Helmkamp, Jr. ◆
Retired
Formerly, Chairman of the Board
and Chief Executive Officer
Illinois State Bank and Trust
Alton, Illinois

Craig E. LaBarge
Chief Executive Officer
and President
LaBarge, Inc.
St. Louis, Missouri

Lawrence J. LeGrand ◆
Executive Vice President
Plancorp, Inc.
St. Louis, Missouri

Jack E. Thomas, Jr. □ ○
President, Chief Executive Officer
and Chairman of the Board
Coin Acceptors, Inc.
St. Louis, Missouri

◆ Member of Audit Committee
□ Member of Human Resources Committee
○ Member of Nominating Committee

CORPORATE OFFICERS

Craig E. LaBarge
Chief Executive Officer and President

Randy L. Buschling
Vice President and Chief Operating Officer

Donald H. Nonnenkamp
Vice President, Chief Financial Officer
and Secretary

William D. Bitner
Vice President, Operations

Teresa K. Huber
Vice President, Operations

John R. Parmley
Vice President, Sales and Marketing

STOCKHOLDER INFORMATION

Corporate Offices

LaBarge, Inc.
9900 Clayton Road
St. Louis, Missouri 63124-1102
314-997-0800
www.labarge.com

Stock Exchange Information

LaBarge, Inc. Common Stock is listed and trades on the American Stock Exchange. The ticker symbol is LB.

Annual Meeting of Stockholders

LaBarge, Inc.'s 2008 Annual Meeting of Stockholders will be held at 4 p.m. on Wednesday, November 12, 2008 at the Ritz-Carlton, St. Louis, 100 Carondelet Plaza, St. Louis, Missouri 63105. The formal notice of the meeting, proxy statement and proxy were mailed to stockholders with this annual report.

Independent Registered Public Accounting Firm

KPMG LLP
10 South Broadway, Suite 900
St. Louis, Missouri 63102-1761

Transfer Agent and Registrar

LaBarge, Inc.'s stockholder records are maintained by its transfer agent, Registrar and Transfer Company. Inquiries relating to stockholder records, stock transfers, address changes, lost certificates and other administrative matters should be addressed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
www.rtco.com
800-368-5948 Toll-free call
info@rtco.com E-mail

Investor Inquiries

Copies of LaBarge, Inc.'s Annual Report on Form 10-K to the Securities and Exchange Commission, quarterly updates, news releases and other investor information are available at no charge by visiting www.labarge.com or contacting:

Colleen P. Clements
Director, Corporate Communications

LaBarge, Inc.
9900 Clayton Road
St. Louis, Missouri 63124-1102
314-997-0800, ext. 409
investorrelations@labarge.com

9900 Clayton Road
Saint Louis, Missouri 63124 1192
314-997 0800
www.labarge.com

END